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United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale to sell a portion of the gold by-product stream from its Salobo copper mine

Rio de Janeiro, March 2nd, 2015 — Vale S.A. (Vale) informs that it has entered into an agreement with Silver Wheaton (Caymans) Ltd. (Silver Wheaton), a wholly-owned subsidiary of Silver Wheaton Corp., a Canadian company traded on the TSX and NYSE, to sell an additional 25% of the payable gold by-product stream from the Salobo copper mine for the life of the mine.

The transaction

The transaction involves 25% of the payable gold from the Salobo operations in Brazil until the end of the mine life. The original gold purchase agreement of February 2013, has been amended to provide for the additional 25% stream.

Vale will receive an initial cash payment of US$ 900 million, and future cash payments for each ounce (oz) of gold delivered to Silver Wheaton under the agreement, equal to the lesser of US$ 400 per oz (plus a 1% annual inflation adjustment from 2017) and the prevailing market price.

Vale may also receive an additional cash payment contingent on its decision to expand the capacity to process Salobo copper ores to more than 28 Mtpy before 2036. Salobo I and Salobo II, which are ramping up, will have a total capacity to process 24 Mtpy of run-of-mine (ROM). The additional amount would range from US$ 88 million to US$ 720 million depending on timing and size of the expansion.

There is no firm commitment from Vale to quantities of gold delivered — Silver Wheaton is entitled not to specific volumes but to a percentage of the gold by-product stream from Salobo and thus bears the production risk, both on the upside and on the downside. As for the risk of price volatility, Vale is subject to gold price risk for the Silver Wheaton ´s deliveries only if the price of gold drops below the US$ 400/oz trailing payment.

The transaction unlocks value from our base metals operation and is consistent with Vale’s strategy of creating shareholder value.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: March 02, 2015		Rogerio T. Nogueira
Director of Investor Relations